Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation on Form 20-F of AGM Group Holdings Inc. of our report dated November 13, 2023 with respect to the consolidated financial statements of AGM Group Holdings Inc. and its subsidiaries as of and for the year ended December 31, 2022 in this Annual Report on Form 20-F of AGM Group Holdings Inc. for the year ended December 31, 2022.

/s/ KCCW Accountancy Corp.
Diamond Bar, California
November 13, 2023